UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KALOBIOS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

48344T 10 0

(CUSIP Number)

Martin Shkreli c/o Turing Pharmaceuticals LLC 1177 Avenue of the Americas, 39th Floor New York, NY 10036 (646) 356-5577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 48344T 10 0	Page 2 of 9

1	NAME OF REPORTING PERSONS Martin Shkreli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,075,200 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,075,200 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,890,000 shares (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.1% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 48344T 10 0	Page 3 of 9

1	NAME OF REPORTING PERSONS David Moradi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 574,800 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 574,800 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,890,000 shares (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.1% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 48344T 10 0	Page 4 of 9

1	NAME OF REPORTING PERSONS Anthion Partners II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 574,800 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 574,800 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,890,000 shares (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.1% (see Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 48344T 10 0	Page 5 of 9

1	NAME OF REPORTING PERSONS Marek Biestek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 240,000 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 240,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,890,000 shares (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.1% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 48344T 10 0	Page 6 of 9

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of KaloBios Pharmaceuticals, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 442 Littlefield Avenue, South San Francisco, CA, 94080.

Item 2. Identity and Background

The persons filing this statement are Martin Shkreli, David Moradi and Marek Biestek, all citizens of the United States of America, and Anthion Partners II LLC, a Delaware limited liability company (“Anthion”) (collectively, the “Reporting Persons”). Each of the Reporting Persons are members of a “group” within the meaning of Rule 13d-5 and/or Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”). In addition, each of the Reporting Persons is party to that certain Joint Filing Agreement included as Exhibit 1 to this statement. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. Each Reporting Person provided only the information as to himself or itself and his or its affiliates and did not independently verify the information contained in this statement provided by any other Reporting Person.

Mr. Shkreli’s present principal occupation or employment is serving as the Chief Executive Officer of Turing Pharmaceuticals AG, a privately held biotechnology company. The principal business address of Mr. Shkreli is c/o Turing Pharmaceuticals LLC, 1177 Avenue of the Americas, 39th Floor, New York, NY 10036.

Mr. Moradi’s present principal occupation or employment is acting as a private investor. Anthion is a private investment vehicle. The principal business address of Mr. Moradi and Anthion is 379 West Broadway, New York, NY 10012. Mr. Moradi is the Managing Member of Anthion and, as such, is in the position to determine the investment and voting decisions made by Anthion.

Mr. Biestek’s present principal occupation or employment is acting as a private investor. The principal business address of Mr. Biestek is 108-20 71ST Ave, Apt PH2C, Forest Hills, NY 11375.

None of the Reporting Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons hold, in the aggregate, 2,890,000 shares of Common Stock. The aggregate purchase price of the shares of Common Stock purchased by Mr. Shkreli was $3,263,567.15 and the source of funding for these purchases was his personal funds. The aggregate purchase price of the shares of Common Stock purchased by Anthion (through which Mr. Moradi beneficially owns the Shares, as described in Item 5 hereto) was $874,145.56 and the source of funding for these purchases was the general working capital of Anthion. The aggregate purchase price of the shares of Common Stock purchased by Mr. Biestek was $416,896.50 and the source of funding for these purchases was his personal funds.

Item 4. Purpose of Transaction.

On November 9, 2015, the Issuer filed a Form 8-K with the Securities and Exchange Commission disclosing that on November 5, 2015 the Issuer’s board of directors (the “Board”) approved a restructuring plan involving reductions in headcount as part of a plan to reduce operating costs. On November, 13, 2015, the Issuer issued a press release stating that it had engaged The Brenner Group in connection with a plan to wind-down operations.

In response to the filing and the press release, the Reporting Persons began acquiring the Common Stock in the open market with the intent to gain control of the Issuer, influence management of the Issuer, replace the members of the Board, prevent the commencement of any bankruptcy proceedings or proceedings for the liquidation, dissolution or wind down of the Company and maximize stockholder value. The Reporting Persons acquired a majority of the shares of Common Stock on November 17, 2015.

CUSIP No. 48344T 10 0	Page 7 of 9

On November 18, 2015, the Reporting Persons made a proposal to the Issuer regarding financing options (including those that may lead to the acquisition of additional securities of the Issuer by the Reporting Persons and third parties, and those that would lead to a material change in the present capitalization of the Issuer), continuing operations of the Issuer and a change in the Issuer’s management and composition of the Board.

On November 19, 2015, the Issuer appointed Mr. Shkreli to the position of Chief Executive Officer and Chairman of the Board and Messrs. Moradi, Biestek and Tony Chase as members of the Board, filling vacancies created by the resignation of all former directors of the Issuer in connection with these developments. On November 22, 2015, the Issuer appointed Tom Fernandez and Michael Harrison as members of the Board.

The Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities and/or derivative securities relating thereto (collectively, “Securities”) of the Issuer in the open market or otherwise. They reserve the right to dispose of any or all of their shares of Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer.

(a) As members of a “group” within the meaning of Rule 13d-5 and/or Section 13(d)(3) of the Act, the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,890,000 shares of Common Stock, representing approximately 70.1% of the Issuer’s outstanding Common Stock (based on 4,123,921 shares of Common Stock outstanding as of August 7, 2015, as set forth in the Quarterly Report on 10-Q for the quarterly period ended June 30, 2015 filed by the Issuer on August 10, 2015).

(b) Mr. Shkreli has sole voting power and sole dispositive power with regard to 2,075,200 shares of Common Stock and shared voting power and shared dispositive power with regard to zero shares of Common Stock.

Each of Mr. Moradi and Anthion have sole voting power and sole dispositive power with regard to zero shares of Common Stock and shared voting power and shared dispositive power with regard to 574,800 shares of Common Stock. Mr. Moradi may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Common Stock which Anthion directly beneficially owns. Mr. Moradi disclaims beneficial ownership of such shares of Common Stock for all other purposes.

Mr. Biestek has sole voting power and sole dispositive power with regard to 240,000 shares of Common Stock and shared voting power and shared dispositive power with regard to zero shares of Common Stock.

(c) During the past 60 days the Reporting Persons made the below listed open-market purchases:

Reporting Person	Date	Number of Shares of Common Stock Purchased	Price
Martin Shkreli	11/10/2015	40,005	$0.94
	11/11/2015	28,394	$0.94 (1), (14)
	11/16/2015	711,355	$0.68 (2), (14)
	11/16/2015	231,769	$1.52(3), (14)
	11/17/2015	606,677	$1.93(4), (14)
	11/17/2015	7,000	$2.43 (5), (14)
	11/18/2015	440,000	$2.02 (6), (14)
	11/20/2015	5,000	$18.88
	11/24/2015	5,000	$38.15
Anthion (on behalf of David Moradi)	11/16/2015	254,300	$1.05(7), (14)
	11/16/2015	56,700	$1.68(8), (14)
	11/17/2015	113,800	$1.69 (9), (14)
	11/18/2015	150,000	$2.13 (10), (14)
Marek Biestek	11/16/2015	65,000	$1.36 (11), (14)
	11/17/2015	135,000	$1.83 (12), (14)
	11/18/2015	40,000	$2.04 (13), (14)

(1) The price is a weighted average price. Mr. Shkreli purchased 28,394 shares in multiple transactions at prices ranging from $0.93 to $0.94, inclusive.

(2) The price is a weighted average price. Mr. Shkreli purchased 711,355 shares in multiple transactions at prices ranging from $0.30 to $1.19, inclusive.

(3) The price is a weighted average price. Mr. Shkreli purchased 231,769 shares in multiple transactions at prices ranging from $1.32 to $1.73, inclusive.

CUSIP No. 48344T 10 0	Page 8 of 9

(4) The price is a weighted average price. Mr. Shkreli purchased 606,677 shares in multiple transactions at prices ranging from $1.38 to $2.37, inclusive.

(5) The price is a weighted average price. Mr. Shkreli purchased 7,000 shares in multiple transactions at prices ranging from $2.38 to $2.45, inclusive.

(6) The price is a weighted average price. Mr. Shkreli purchased 440,000 shares in multiple transactions at prices ranging from $1.80 to $2.37, inclusive.

(7) The price is a weighted average price. Anthion, on behalf of Mr. Moradi, the Managing Member of Anthion, purchased 254,300 shares in multiple transactions at prices ranging from $0.62 to $1.61, inclusive.

(8) The price is a weighted average price. Anthion, on behalf of Mr. Moradi, the Managing Member of Anthion, purchased 56,700 shares in multiple transactions at prices ranging from $1.62 to $1.85, inclusive.

(9) The price is a weighted average price. Anthion, on behalf of Mr. Moradi, the Managing Member of Anthion, purchased 113,800 shares in multiple transactions at prices ranging from $1.42 to $1.96, inclusive.

(10) The price is a weighted average price. Anthion, on behalf of Mr. Moradi, the Managing Member of Anthion, purchased 150,000 shares in multiple transactions at prices ranging from $1.99 to $2.37, inclusive.

(11) The price is a weighted average price. Marek Biestek purchased 65,000 shares in multiple transactions at prices ranging from $0.82 to $1.66, inclusive.

(12) The price is a weighted average price. Marek Biestek purchased 135,000 shares in multiple transactions at prices ranging from $1.48 to $2.29, inclusive.

(13) The price is a weighted average price. Marek Biestek purchased 40,000 shares in multiple transactions at prices ranging from $2.01 to $2.12, inclusive.

(14) Each Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares each such person purchased at each separate price within the ranges set forth in their applicable footnotes.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 4 of this statement is hereby incorporated by reference into this Item 6. The Reporting Persons have an informal oral agreement to act as a “group” within the meaning of Rule 13d-5 and/or Section 13(d)(3) of the Act and are party to the Joint Filing Agreement included as Exhibit 1 to this statement.

Other than as disclosed in this Item 6, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

The following document is filed as an exhibit:

1.	Joint Filing Agreement of the Reporting Persons*

*filed herewith

CUSIP No. 48344T 10 0	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2015

/s/ Martin Shkreli
MARTIN SHKRELI

/s/ David Moradi
DAVID MORADI

ANTHION PARTNERS II LLC

By:	/s/ David Moradi
Name: David Moradi
Title: Managing Member

/s/ Marek Biestek
MAREK BIESTEK